6/27

02042258

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Globex Mining Enterprises Inc.

*CURRENT ADDRESS

PROCESSED

JUL 15 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4025

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 7/1/02

Ref.: File No. 82-4025

GLOBEX

AR/S
12-31-01

ANNUAL INFORMATION FORM

May 17, 2002

For the Fiscal Year Ended
December 31, 2001

Globex Mining Enterprises Inc.

146-14th Street
Rouyn-Noranda, Quebec
J9X 2J3

An additional copy of this Annual Information Form may be obtained upon request from the Corporate Secretary, Globex Mining Enterprises Inc. at the above address or from the Company's Web site: http://www.globexmining.com

Globex Mining Enterprises Inc.
Annual Information Form
Table of Contents

TECHNICAL GLOSSARY

The following is a glossary of some of the terms commonly used in the mining industry and referenced herein:

"Au" means gold.

"Contained gold" means the total measurable gold or gold equivalent in grams or ounces estimated to be contained within a mineral deposit. A calculation or estimate of contained gold makes no allowance for mining dilution or recovery losses.

"Cu" means copper.

"Cutoff grade" means the grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit reserve/resource calculations and below which the material is considered waste. Cutoff grade may be either an external cutoff grade which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cutoff grade which refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.

"Development stage" means the period when a mineral deposit that has been estimated to be economically viable is prepared for commercial production and includes pre-production stripping in the mine and the construction of the necessary process plant and supporting facilities.

"Diamond drill" means a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid, cylindrical sample of the material drilled.

"Exploration" means the prospecting, diamond drilling and other work involved in searching for ore bodies.

"g/t Au" means grams of gold per metric tonne.

"Grade" means the amount of valuable mineral in each ton of mineralized material, expressed as troy ounces (or grams) per ton or tonne of gold or as a percentage of copper and other base metals.

"Grams per cubic metre" means alluvial mineralization measured by grams of gold contained per cubic metre of material, a measure of weight of gold per volume of material.

"Mineralization" means rock containing an undetermined amount of minerals or metals.

"Mineral deposit, deposit or mineralized material" means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify under Commission standards as a commercially minable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

"National Instrument 43-101" means the Canadian Securities Administrator's National Instrument 43-101: Standards of Disclosure for Mineral Projects.

"Net smelter return royalty" means a royalty payment made by a producer of metals, usually to a previous property owner or Governmental authority, based on the value of gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

"Open pit mining" means the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

"Ore" means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"Ounce (oz)" means a Troy ounce.

"Oxidized ore" (also referred to as "oxide ore") means mineralized rock which can be profitably mined and in which some of the original minerals have been oxidized by natural processes.

"oz/ton (opt)" means Troy ounces per short ton.

"Patented mining claim" means a mining claim on the public land of the United States or Canada, under the mining laws, for which a patent has been issued conveying the title of the United States or Canada to the patentees.

"Porphyry deposit" means a disseminated mineral deposit often closely associated with porphyritic intrusive rocks.

"Porphyritic" means a rock texture in which one mineral has a larger grain size than the accompanying minerals.

"Resources" means a deposit or concentration of a natural, solid inorganic or fossilized organic substance, other than natural ground water, petroleum, natural gas, bitumen or related hydrocarbons, in such quantity and at such a grade or quality that extraction of the material at a profit is currently or potentially possible.

- **"Indicated resources"** means the estimated quantity and grade of that part of a deposit for which the continuity of grade, together with the extent and shape, are so established that a reliable estimate of grade and tonnage can be made.

- **"Measured resources"** means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been well established by observation and sampling of outcrops, drill holes, trenches and mine workings.

- **"Inferred resources"** means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metal values to outline a deposit of potential economic merit.

"Reserves" means that part of a resource which can be legally mined at a profit under specified economic conditions that are generally accepted by the mining industry as reasonable under current economic conditions, demonstrated by at least a preliminary feasibility study based on measured resources and indicated resources only. Reserves are categorized as either Probable or Proven Reserves on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

- **"Probable reserves"** means the estimated quantity and grade of that part of a measured or indicated resource for which the economic viability has been demonstrated by adequate information on engineering, operating and economic factors, with sufficient accuracy to be used as a basis for decisions on further development and significant capital expenditures.

- **"Proven reserves"** means the part of a deposit which is being mined or developed or which is the subject of a mining plan, the estimated quantity and grade of that part of a measured resource for which the size, grade and distribution of values, together with technical and economic factors, are so well established that there is the highest degree of confidence in the estimate.

"Strike length" means the longest horizontal dimensions of a body or zone of mineralization.

"Stripping ratio" means the ratio of waste material to ore that is experienced in mining an ore body.

"Ton" means a short ton (2,000 pounds).

"Tonne" means a metric tonne (2,204.6 pounds).

"Unpatented mining claim" means a mining claim located on the public lands of the United States or Canada, for which a patent has not been issued. An unpatented mining claim is a possessory interest only, subject to the paramount title of the United States or Canada. The validity of an unpatented mining claim depends upon the existence of a valuable mineral deposit within the boundaries of the claim and compliance with mining codes.

"Vein" means a zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock.

CONVERSION TABLE

METRIC SYSTEM		IMPERIAL SYSTEM
1 metre (m)	=	3.2808 feet (ft)
1 kilometre (km)	=	0.6214 mile (mi)
1 gramme (g)	=	0.0322 ounce troy (oz)
1 tonne (t)	=	1.1023 short tonne (t)
1 gramme/tonne (g/t)	=	0.0292 ounce/short tonne (oz/t)
1 hectare	=	2.47105 acres

UNLESS OTHERWISE INDICATED, ALL FINANCIAL DATA ARE GIVEN IN CANADIAN DOLLARS.

IMPORTANT NOTICE

Please note that due to the high cost and time involved, Globex has not independently confirmed many of the tonnage and grade figures quoted herein but has relied upon published reports within the public domain or reports commissioned by previous property owners. On an individual basis, grades and tonnages quoted herein may or may not fall within the norms of Policy NI 43-101 as many but not all the calculations were performed prior to the implementation of the policy.

I THE COMPANY

Incorporation

Globex was incorporated on October 21, 1949, pursuant to the Mining Companies Act (Quebec) under the name Lyndhurst Mining Company Limited (No Personal Liability). On June 4, 1974, the corporate name was changed to Globex Mining Enterprises Inc. On November 4, 1985, Globex was continued under Part IA of the Companies Act (Quebec).

The principal executive offices of Globex are located at 146-14th Street, Rouyn-Noranda, Quebec, Canada J9X 2J3.

Globex is a Canadian gold, magnesium, diamond and base metal exploration company engaged in the acquisition, exploration and development of mineral properties.

Subsidiaries

Globex Nevada, Inc. ("Globex Nevada"), a wholly owned subsidiary of Globex, was incorporated on November 4, 1988 under the laws of the State of Nevada. Its offices are located at 12620 Calle Mia, Tucson, Arizona 85749, USA .

Gold Capital Corporation, a subsidiary of Globex was organized under the laws of the State of Colorado on December 10, 1993. An exploration company, its principal asset, the Tonkin Springs Project in Eureka County, Nevada (the "Tonkin Springs Project") was sold in early 1999.

Gold Capital Corporation is currently inactive. The offices of Gold Capital Corporation are located at Parker, PMB 433 - 9815 South Parker Road, Parker, Colorado 80134, USA.

II GENERAL DEVELOPMENT OF THE BUSINESS

Globex is a Canadian exploration company, engaged in acquisition, development and eventually possible mining of gold, magnesium, diamond and base metals properties. Globex has well over 100 North American exploration properties in its portfolio. The Company's exploration activities are concentrated in Quebec, Ontario, Nova Scotia and British Columbia, Canada, as well as in Nevada, Arizona and Washington in the United States through its subsidiaries. To date, Globex's sources of funding have included public financings, the receipt of option payments from joint venture partners and interest income. Government grants have assisted exploration funding. Globex is not currently engaged in a mining operation or mineral production.

2001 saw renewed interest in diamond exploration in Canada and particularly in Quebec. Previous excellent work by James Moorehead of the Quebec Ministry of Natural Resources has led to a staking rush for diamond exploration claims east of James Bay in the Otish and Wemindji areas amongst others. Globex with partners Sparton Resources Inc. and Aurogin Resources Ltd. were in the first group to acquire claims in the Wemindji area and now hold 88,108 acres of exploration ground in 616 targeted claims.

Throughout the year, Globex also concentrated on acquisitions particularly to accumulate gold exploration and advanced gold plays.

Globex also holds significant base metal assets including the former Poirier copper-zinc deposit and the Lyndhurst massive sulphide exploration project. Recently (April 2002) the Magusi and Fabie Bay base metal deposits located within 25 miles of the Noranda copper smelter were acquired. Both properties have been extensively drilled and the Fabie Bay deposit has been opened up by a ramp while the Magusi deposit has been stripped. Combined tonnage totals 4.3 million tons: Magusi River (Fabie Creek) Deposit - 3.65 mt grading 1.79% Cu, 3.02% Zn, 0.89 g/t Au and 27.79 g/t Ag (source: Northern Miner, September 23, 1991). New Insco (Fabie Bay) Deposit - 657,575 t grading 2.80% Cu plus unknown gold and silver credits (source: MNR Quebec).

During 2000 and 2001 Globex explored for platinum and palladium on the La Motte and Preissac properties. The Preissac property will be dropped but the La Motte property has been expanded westward filling in all the geology between Globex's Bilson-Cubric nickel-PGE zone and the former Marbridge nickel deposit and now includes the Ataman nickel showing.

In 2001 Globex drilled a deep (1,500 metres) hole on the western extension of Globex's Lyndhurst deep massive sulphide body. The 200 metre step out encountered several metres of massive sulphide with some copper and zinc values but the zone seems to be closing to the west. Further drilling will be directed below as well as to the east of the drill indicated massive sulphide zone.

Globex also drilled a 1,000 metres stratigraphic drill hole on its Beauchastel-South property (see attached gold property notes). We plan to do follow up drilling on this exciting gold target area.

Much effort in 2001 was spent advancing Globex's Deloro Township, Magnesium-Talc project. The deposit was extended westward by two drill holes and Globex engaged Hatch to complete a Scoping Study on the property.

In October 2001, Globex received Hatch's Scoping Study which was a review of all the existing technical data (drilling, assaying, metallurgical studies, etc.) as well as a review and choosing of the appropriate technologies to apply to the type of ore on the property. The study determined that the project has good economic potential and that Globex should carry out a bankable feasibility study.

Much of the rest of the year and a large part of the 2002 to date has been spent endeavouring to raise funds from the Quebec and Federal governments as it is Globex's opinion that visible government support is necessary in order to advance a project of this size. The project envisions a mine-mill complex at Timmins, Ontario and a magnesium and/or magnesium alloy smelter at Rouyn-Noranda, Quebec. The overall cost is estimated at US$966 million (CDN $1.5 billion). The proposed bankable feasibility study is estimated including sustaining expenses at US$12 million (CDN $18.5 million). Globex hopes to achieve the required feasibility study financing in the near future.

Beauchastel-South Gold Project, Beauchastel Township, Quebec

The 100% owned Beauchastel-South gold property covers 5km of the gold localizing Cadillac Break, 16 km southwest of Rouyn-Noranda, Quebec. Previously the property received little or no exploration as it was the conventional wisdom that the overlying Cobalt sedimentary rock cover was too thick to make the discovery or mining of gold deposits viable. In late 2001, Globex as a follow-up to an AEROTEM Airborne EM-Mag survey, drilled a 1,000 metre cross sectional drill hole in order to test Globex's theory that the overlying Cobalt rock unit was between 50 to 175 metres thick and not 1,000 to 2,000 metres thick. The drill hole traversed approximately 50 metres of Cobalt cap rock before entering Precambrian volcanic and sedimentary rock units typically associated with the Cadillac fault. The gold localising Cadillac fault was intersected as was a second fault zone. Also ultramafic rock units and syenite and feldspar porphyry units were encountered.

Lyndhurst Mine, Destor Township, Quebec

Globex has held this property for many years and is currently exploring a deep massive sulphide zone discovered southwest of the original mine. Due to the expense of deep drilling, Globex is proceeding relatively slowly (each drill hole costs $180,000 - $200,000). The massive sulphide body is open to depth and to the east. Further drilling is planned. Also an airborne electromagnetic survey has indicated several shallow anomalies of interest and Globex intends to drill them.

In 2001, exploration expenditures of $437,654 were offset by $346,655 in government grants.

III DESCRIPTION OF THE BUSINESS

1. EXPLORATION PROPERTIES IN CANADA & USA

The following table is a guide to Globex's current portfolio of mineral properties. The nature of the exploration business is such that this information changes continually as new properties are identified and acquired, and existing ones mature for development, are sold or are released.

Property	Interest	Size (hectares)	Commodity	Location
Principal Exploration Properties				
Bateman Bay	100%	86	Gold, Copper	McKenzie & Roy Twps, Quebec, Canada
Duquesne West	50%	300	Gold	Destor & Duparquet Twps, Quebec, Canada
Fabie Bay	100%	211	Copper, Gold, Silver	Hebecourt Twp, Quebec, Canada
Lyndhurst Mine	100%	1877	Copper, Zinc	Destor & Poularies Twps, Quebec, Canada
Magusi River	100%	211	Copper, Zinc, Gold	Hebecourt Twp, Quebec, Canada
Mooseland	100%	648	Gold	Halifax County, Nova Scotia, Canada
Nordeau	100%	730	Gold	Vauquelin Twp, Quebec, Canada
Poirier Mine	100%	267	Polymetallic	Poirier & Joutel Twps, Quebec, Canada
Ramp	100%	1701	Gold	Beatty, Carr, Coulson & Wilkie Twps, Ontario, Canada
Timmins Magnesite-Talc	100%	304	Magnesite, Talc, Silica	Deloro Twp, Ontario, Canada
Wood Mine	NIL(1)	184	Gold	Cadillac Twp, Quebec, Canada
Less Significant Properties with Past Production or Drilled Mineralized Zones				
Agnico Eagle Mine	100%	77	Polymetallic	Joutel Twp, Quebec, Canada
Blackcliff	100%	120	Gold	Malartic Twp, Quebec, Canada
Fontana	75%	560	Gold	Duverney Twp, Quebec, Canada
Parbec Mine	100%	220	Gold	Malartic Twp, Quebec, Canada
Suffield Mine	100%	617	Polymetallic	Ascot Twp, Quebec, Canada
Vauze Mine	100%	231	Polymetallic	Dufresnoy Twp, Quebec, Canada
Vulcan Mine	100%	307	Gold	Ferry County, Washington State, USA

(1) Globex does not currently own any portion of the Wood Mine property but has contractual rights to acquire a 50% interest in such properties upon Globex's completion of certain obligations.

Property	Interest	Size (hectares)	Commodity	Location
Other Early/Immediate Stage Exploration Properties				
Beauchastel-Rouyn	100%	3717	Gold, Copper, Zinc	Beauchastel & Rouyn Twps, Quebec, Canada
Bell Mountain	100%	416	Gold	Churchill County, Nevada, USA
Bilson-Cubric	100%	1349	Nickel, Platinum, Palladium, Rhodium	La Motte Twp, Quebec, Canada
Buckell Lake	100%	96	Gold	Scott Twp., Quebec, Canada
Duvay	100%	169	Gold	Duverny Twp, Quebec, Canada
Fish Lake	100%	32	Gold	Tiblemont Twp, Quebec, Canada
Halliwell	100%	314	Gold	Beauchastel & Rouyn Twps, Quebec, Canada
Jacobie Copper	100%	64	Copper	2075 Mining District (03 - Cariboo), British Columbia, Canada
Lac Simon	100%	240	Gold	Scott Twp, Quebec, Canada
Laguerre-Knutson	100%	64	Gold	Hearst & McVittie Twps, Ontario, Canada
Sheep Mountain	100%	144	Copper, Molybdenum	Yavapai County, Arizona, USA
Smith-Zulapa	100%	418	Gold, Copper-Nickel	Tiblemont Twp, Quebec, Canada
Tarmac	100%	64	Gold	Dubuisson Twp, Quebec, Canada
Tut	100%	160	Gold	Ligneris Twp, Quebec, Canada
Victoria West	100%	724	Gold	Clericy Twp, Quebec, Canada
Wemindji	33 ⅓%	34600	Diamond	James Bay Area, Quebec, Canada
Wrightbar Mine	100%	120	Gold	Bourlamaque Twp, Quebec, Canada

Globex believes its most significant mineral properties are as follows: Bateman Bay, Fabie Bay & Magusi Mines, Duquesne West, Lyndhurst, Mooseland, Nordeau Gold, Poirier Mine, Ramp Property, Timmins Magnesite-Talc and Wood Mine. With the exception of the Fabie Bay and the Magusi River properties, each of these mining properties is described below. These descriptions include information as to historic mining and exploration activity by third parties that is believed to be reliable, but have not been confirmed by Globex. There can be no assurance that any of these properties will contain adequate mineralization to justify a decision to construct a mine. See "Other Aspects of the Business– Exploration Risks", "–Uncertainty of Reserves and Mineralization Estimates," and other mining-related risks factors in the "Other Aspects of the Business" section.

Principal Exploration Properties

Bateman Bay

Location. The Bateman Bay property is centered on the Gouin Peninsula, which separates Lac Chibougamau from Lac aux Dorés and is located about eight kilometres east-southeast of the town of Chibougamau, Quebec. Access is provided by three miles of paved provincial highways and then three miles of local paved roads in the immediate area of the town of Chibougamau, Quebec or by boat on Lac aux Dorés. The property consists of two unpatented mining claims on Canadian crown land, totalling 86 hectares in size.

Geology. The Bateman Bay property is located within the Doré Lake Complex, a layered intrusive made up of anorthosite, gabbro, pyroxenite, granophyre and transition rock. A minor band of mafic volcanics and related sediments crosses the center of the property in an east-west direction. The north boundary of this volcanic horizon is marked by the Doré Lake Fault, a brittle structure generally thought to be a primary ore controlling feature for the Chibougamau Camp. A northwest trending shear zone runs from the area of the Bateman Bay shaft to the Jaculate Mine to the northwest. This structure hosts the "A" Zone. Two additional zones termed the "B" and "C" occur within parallel, en echelon, northwest trending shears to the northeast.

Mining History. Norlake Mining Corporation completed 3 drill holes totalling 337 metres and an electromagnetic survey on the area of the property in 1936. During 1955-1956, 64 drill holes were completed for a total of 12,641 metres. This was accompanied by magnetometer, electromagnetic and resistivity surveying. During 1957, an additional 108 holes totalling 23,753 metres were completed.

An underground development program was initiated and completed by 1960. This consisted of shaft sinking to a depth of 160 metres and the development of three levels, the lowest being at 152 metres from which 33 underground drill holes were completed. Two chalcopyrite bearing structures were defined by this work.

During 1964-1968, Patino Mining Corporation Limited ("Patino") completed an additional nine drill holes. Subsequently, the shaft was deepened and the property was linked to the Jaculet Mine at the 274 metre level. In 1970, Patino completed one additional surface drill hole and an additional 18 underground holes on the 274 metre level for a total of 695 metres. The Bateman Bay shaft is reported to have been used by Patino as production shaft for the Jaculet Mine. Globex has no rights to minerals in the Jaculet Mine.

In 1991, after compiling all previous geological work, drilling 9 holes for 2,966 metres and re-interpreting the results, Robex Resources Inc. announced that gold and copper mineralization was present in the "A" Zone to a depth of 811 feet. Subsequently, the Province of Quebec rehabilitated the mine site and ultimately revoked the then-existing mining concessions.

Except for lateral development and a small bulk sample, no mining production is known to have occurred on the Bateman Bay property. The 810-foot deep Bateman Bay Shaft has been capped, the headframe and all mine buildings have been removed and the site has been contoured to acceptable standards.

In 1997, a grid was cut over the property and detailed E.M. and magnetometer surveys were completed.

Duquesne West

Location. The Duquesne West property is located 25 kilometres northwest of the town of Rouyn-Noranda, Quebec, and four kilometres from the town of Duparquet in Abitibi West County. The property consists of 20 contiguous unsurveyed claims, totalling 300 hectares. Access to the mine is by highway for approximately 22 miles.

Globex acquired a 50% interest in the property pursuant to an agreement dated December 19, 1986 with Jacques Viau. In order to acquire the interest, Globex issued 200,000 shares of Globex common stock to Mr. Viau, granted him a 1% net smelter return and agreed to expend C$600,000 on the property (a condition which was subsequently waived).

The remaining 50% interest in the property is owned by Géoconseils Jack Stoch Ltée ("Stoch Ltée"), which is controlled by Jack Stoch, the President of Globex.

Geology. The Duquesne West property lies on the east-west striking southern limb of the Lepine Lake regional syncline within the Abitibi Greenstone Belt. The underlying rocks are all Precambrian in age and range from older volcanics of the Kinojévis Group followed by Clericy Sediments, younger volcanics of the Blake River Group and finally sediments of the Duparquet Group (Temiscaming-type). A major period of folding and faulting post-dated the final period of deposition and resulted in the development of the aforementioned Lepine Lake Syncline and other folds in the area as well as the Main Porcupine-Destor Break, a large regional gold-bearing structure which stretches east from the Timmins camp into Destor Township in Quebec. This was followed closely by the development of subsidiary splays and parallel shears and the intrusion of acid porphyries, granites and aplites and later basic dikes and lamprophyres, primarily along the faults.

Mining History. The Duquesne West property was originally staked in 1923-1925 followed by extensive stripping, trenching and limited diamond drilling. In the 1930s, 38 diamond drill holes were drilled, totalling approximately 12,200 feet, and the Shaft and South Zones were discovered. Fifteen more diamond drill holes totalling 9,929 feet were drilled from 1944-1949. From 1973-1982, extensive diamond drilling and geophysics were conducted on the property. In 1983, Claremont Mines Limited drilled an 80-foot shaft and took a 425-ton bulk sample from Shaft Zone. In 1990 and 1991, Noranda Exploration conducted diamond drilling (13 holes) and did geological and geophysical exploration on the property.

In 1994, Globex undertook extensive geophysical coverage of the claims and drilled seven short holes totalling 440 metres. Between 1994 and 1997, Santa Fe has conducted a further 78,000 feet of drilling. In 1996, Santa Fe also performed a real-time induced polarization survey and located an additional anomaly located between the Shaft Zone and the Fox Zone. Santa Fe drilled another hole in February 1997.

Numerous intersections of gold mineralization were intersected with values reaching 1.56 oz per ton Au over 35 feet. Santa Fe (now Newmont) outlined numerous gold zones and delineated a significant geological resources in wide spaced drilling.

Lyndhurst Property

Location. The Lyndhurst property is located approximately 22 miles due north of Rouyn-Noranda, Quebec. The property is accessed by driving 25 miles north on provincial highway and a gravel road. There are 110 claims and one mining concession totalling 1,877 hectares. Globex has a 100% ownership interest in the Lyndhurst property. On September 1, 1985, Globex acquired 96 claims and one mining concession from Géoconseils Jack Stoch Ltée, John Archibald, Chris Bryan and Dianne Stoch in exchange for 750,000 escrowed shares of Globex Common Stock, a 1.5% net smelter return and C$15,000. Globex subsequently acquired additional claims by staking while over the years acquiring and dropping claims as a result of exploration results.

Geology. The Lyndhurst property covers a 10-kilometre strike length of the Hunter Group. The property is mostly underlain by the Hunter and Kinojévis Volcanic Groups which belong to the southern part of the Archean Abitibi lithotectonic Subprovince. Regional multiphase deformation affects all the rocks and most of these two volcanic groups are metamorphosed to greenschist facies. This group, composed mainly of felsic volcanics, has been intruded by the Poularies and Palmarolle Batholiths, forming the heart of the Lac Abitibi Antiform. The Hunter Group is believed to be older than the predominately mafic Kinojévis Group which is overlying in discordance to the south. The regional east-west Lyndhurst Shear Zone crosses the southern half of the property and may have been responsible for the shearing often noted at the contact point between the two volcanic groups. A large mineralized alteration zone has been followed down plunge from the mine to the west and is open at depth.

Mining History. The Lyndhurst property hosts the past copper producing Lyndhurst Mine (reportedly 200,000 tons at 2% copper) and has been worked piecemeal by numerous companies since its discovery in 1928. In 1955, Lyndhurst Mining Company Limited sank a 215 metre shaft with five levels and began limited production after an extensive program of underground diamond drilling. Further exploration, principally diamond drilling, was undertaken by various companies until 1988 when Minnova conducted an input survey, deep EM survey, geological and lithogeochemical sampling, mapping, stripping and diamond drilling. From 1991 to 1993, Noranda Exploration undertook mapping, stripping, induced polarization and horizontal-loop electromagnetic surveys, and shallow and deep diamond drilling.

In 1995, Globex drilled one hole on the Lyndhurst property. In January 1997, Amblin Resources Ltd. conducted a Gutierrez airborne electromagnetic survey and a ground gravity survey. In June 1998, in drill hole LY98-5A, Amblin discovered a new body of massive sulphide, including 18.79 metres of .45% Cu, 1.51% Zn and 12.7 gm/tonne Ag. Later in 1998, Amblin drilled two holes into the new sulphide body, both of which intersected significant massive sulphide mineralization:

Hole No.	Length (m)	Cu %	Zn %	Ag g/t	Au g/t
LY98-5A	2.61	3.62	2.94	159.3	0.6
LY98-6	8.4	3.14	0.07	28.8	-
	11.3	0.1	2.04	15.8	-
	3.5	1.2		-	-
	2.35	2.77		17.8	-

In 2000, Globex drilled two exploration holes and one deep hole, LOO-8B to test the up dip potential of the massive sulphide zone. The hole intersected two sections of massive sulphides, 3.36 and 2.98 metres. Included in the zones are the following assays:

Hole No.	Length (m)	Cu %	Zn %	Ag g/t
LY00-8B	2.9	0.49	0.13	53.8
	0.46	0.35	6.77	33
	2.98	0.19	5.16	35.6

Downhole geophysics in the five deepest holes shows the massive sulphide zone extends as far as the system is able to detect both below the present drilling and particularly strongly to the west.

In 2001, Globex did a 200 metre step out hole again to the west and intersected massive sulphides although the zone seems now to pitch out westward. The zone is open to depth and to the east.

Mooseland

Location. The Mooseland property is located approximately 70 kilometres northeast of Halifax, and about 1 kilometre south of the village of Mooseland, Nova Scotia. Access to the Mooseland property is via about 70 miles of paved highway and about 30 miles along paved road. The Mooseland property consists of 40 claims in Halifax County, Nova Scotia.

Globex holds a 100% interest in the property, which it acquired by taking over the $37,000 provincial environmental bond from Acadia Minerals Corporation in November 1996. The property is subject to a 1.5% net smelter return royalty, divided equally among three parties, namely 160880 Canada Inc., 160881 Canada Inc. and 160891 Canada Inc., all of which companies are owned by prospectors who initially sold the property.

No significant exploration of development work has been conducted on the Mooseland property since 1989.

Geology. The Mooseland property is underlain by both the Goldenville and Halifax sedimentary formations of the Meguma Group. The lower southwest corner of the property is underlain by granitoids of the Musquodoboit Pluton. The Meguma group sediments are arranged about a shallow east plunging fold structures called the Moose land-Gegogan Anticline. Fold limbs appear to dip on average from 50° to 75° either to the north or south depending on location relative to the fold axes. Locally beds may steepen to subvertical and are subhorizontal at fold hinges. A sericitic shear zone is developed at the hinge of this structure.

The anticline structure is the primary controlling feature of the property. Mineralization consists of auriferous quartz veins developed on the flanks and in the crest of this structure. Two main areas of mineralization have been identified on the property. These are termed the West and East zones, and are separated by a young northwest trending brittle structure called the Tangier River Fault. Gold mineralization is associated with quartz veining and occurs within the zone as coarse free grains and irregular masses ranging from pin-points to match-head in size. Gold grain distribution is reported to be irregular within the quartz veins. The veins in the West and East zones consist of 85% to 95% massive quartz, white to pale grey in color. The veins contain 5% to 10% wall rock inclusions and minor sulfides.

The West Zone covers a strike extent of 3,000 feet in an east-west direction. The western extent of the zone abuts against the local granite intrusive. The east end of the zone is cut off by the northwest trending Tangier Fault. A short fault block segment of the zone was found several hundred feet north of this cross-cutting fault and was mined in the Brunswick Mine during the late 1890s. Overburden is said to average five feet in depth on the West Zone, and the crest of the fold is well exposed in a trench immediately west of the highway that transects the property. At least eleven separate quartz veins have been identified on both limbs of the fold. Gold is interpreted to occur in small shoots that plunge at 10° to 30° to the east. The individual veins average from three inches to three feet and occasionally are up to eight feet in width.

The East Zone was discovered by Acadia during a 1987 diamond drilling program. The area is covered by 50 to 100 feet of glacial drift, in the form of a drumlin. The East Zone is located approximately 1,100 feet north-northwest of the West Zone. The two zones are separated by a wide zone of multiple northwest faults. The axis of the anticline strikes 40° to 50° to the north near the crosscutting fault zone, which curves to an east-west altitude at the eastern limits of the zones. The fold appears to be tighter than at the West Zone and shows a greater degree of faulting and gouge. Developed quartz veins appear to be fewer in number, but, wider and higher in grade.

Mining History. During the period of 1860-1870, production began on the Furnace lead on the Moose land property, a stamp mill was erected, the district was opened up to road access, several shafts were developed on the Furnace, Cummings and Specimen leads, and the Irving belt and Little North lead were discovered. In 1884, gold bearing boulders were found on the west bank of the Tangier River and the Bismark lead was discovered in 1890. The Moose land Gold Mining Company carried out minor production until 1895. From 1896 to 1914, minor sporadic work was carried out on the Cummings lead.

From 1937 to 1938, nine diamond drill holes were completed by Compagnie Belgo-Canadien de Prospection Minière Limitée while testing a 1,200 foot strike length of the anticlinal hinge and the Irving and Cummings leads. In 1974, Stuart Avril completed a geological mapping program. From 1978 to 1981, Cuvier Mines Inc. carried out surface sampling, trenching and diamond drilling. A total of 21 drill holes for a drilled footage of 1,150 feet were completed.

In 1987, Acadia Mineral Ventures Limited ("Acadia") had an induced polarization survey conducted which covered the western mineralized zone. Acadia completed 65 diamond drill holes for a total length of 43,946 feet. Three areas of gold mineralization were recognized based on past exploration activities and the Acadia work. These were termed the Main Moose land, North Moose land and Otter Pond areas. Sampling in the Main Moose land area indicated the presence of mineralization in seven separate zones. Initial drill results for the Otter Pond area were reported to be higher in grade and thicker in width than most intersections obtained in the Main Moose land area. By March 1988, Acadia had completed 135 drill holes totalling approximately 104,000 feet, of which 85 drill holes totalling 68,398 feet were completed on the West Zone.

In 1988, Hecla Mining Company of Canada ("Hecla") in partnership with Acadia and Biron Bay Resources initiated an underground exploration program relating to the Moose land property. Work completed by Hecla in 1989 consisted of site preparation, temporary surface plant set-up, establishment of a 24-foot concrete shaft collar, installation of a 60-foot high steel headframe and a skid-mounted double drum hoist; and shaft sinking to a depth of 410 feet. A small shaft station was established at the 160-foot level and a full station was cut at 320 feet.

A stratigraphic study re-logged 76 Acadia drill holes and refined the geological interpretation. In May 1989, while shaft sinking was in progress, Hecla suspended its work. The planned underground lateral development and bulk sampling program was not carried out. The 410-foot deep Hecla Shaft has been capped. A steel headframe is still in place as well as the portable steel building which serves as the hoist room.

Nordeau Gold

Location. The Nordeau Gold deposits are located on two claim blocks which are part of a large block of 49 claims totalling 730 hectares. The 49 claims are located in Ranges 1 and 2, southeastern Vauquelin Township, Quebec approximately 50 km east southeast of Val d'Or, NTS 32C/3. The property is easily accessible from paved highway 117. At a point, approximately 6 km south of the town of Louvicourt, an all season gravel road leads eastward to the Chimo Gold Mine and Mill as well as lumbering operations further to the east. Numerous secondary seasonal roads lead southward from this road providing access to both claim blocks.

Geology. The Nordeau gold zones occur in the Archean, Trivio Formation which consists of both sedimentary and basic volcanic units. Gold mineralization is associated with a shear corridor believed to be the eastern extension the prolific Cadillac-Larder, gold localizing, break.

In the mineralized areas, the Trivio Formation consists of a band of basic volcanics (Chimo Volcanic Unit) up to 400 metres wide which separates two sedimentary horizons composed principally of greywacke, siltstones and lesser conglomerate. A magnetite iron formation traverses both claim blocks within the northern sedimentary unit and previous calculations based upon diamond drilling have delineated approximately 90 million tons of +25% iron bearing material.

Metamorphism is within the limits of the greenschist facies but is near the amphibolite metamorphic facies. Stratigraphy trends N295°, dips are roughly 70° to the north and tops face southward. Lineations, crenulations and small folds within the shear zones, plunge, give or take, 80° to the west.

Gold mineralization occurs in shear zones within the basic volcanic unit (Chimo Volcanics), in sediments at or near the northern volcanic-sedimentary contact and in association with magnetite iron formations within the northern sedimentary unit.

The gold is associated with quartz veins of various widths and is usually in the form of free gold at both the megascopic and microscopic scale. Associate sulphide minerals are common in particular, pyrite, arsenopyrite and pyrrhotite, varying from 1% to 5% in quartz veins and from 20% to 50% in association with sections the magnetite iron of formation.

Various drill programs have delineated gold bearing quartz vein systems on both the eastern and western blocks. The most recent gold resource figures were published in 1990 by the previous owner Vauquelin Mines Ltd. and are as follows;

Nordeau East Zone:	- 178,428 tons grading 0.194 oz/ton Au probable.
	- 202,061 tons grading 0.175 oz/ton Au possible.
Nordeau West Zone:	- 110,700 tons grading 0.154 oz/ton Au probable.
	- 198,000 tons grading 0.160 oz/ton Au possible.

Total probable & possible resource: 689,259 tons @ 0.173 oz/ton Au.

Poirier Mine

Location. The Poirier Mine property consists of 10 claims covering 267 hectares straddling the Joutel and Poirier township line in northwest Quebec, 7 km to the west of the site of the former town of Joutel and covers the area of the former Poirier Mining Concession #516. A 100% interest in claims was purchased in 1998.The mine area is accessible from Amos (120 km south) or Matagami (80 km northeast) by paved highway 109. A road extends westward for 25 km from highway 109 passing near the mine site as it connects to the Selbaie Mine site.

History. The Poirier Mine was discovered with airborne geophysics by Rio Algom in 1959. Following three and a half years of follow up work, including ground based geophysical and geochemical surveys and an extensive diamond drilling program, a 1860 foot three compartment shaft was sunk and two levels (1000 and 1150) were developed to carry out detailed work on an ore zone indicated by surface diamond drilling.

In 1964, a decision was made to construct a mining and milling plant to process 1500 tons per day of copper and zinc ore from the Poirier property. In 1965, an agreement was reached with Joutel Copper Mines to expand the Poirier concentrator to handle up to 700 tons per day of their ore on a custom milling basis.

Commercial production started in January 1966. Over a period of nine years 4,670,000 tons of copper ore grading 2.22% copper and 748,000 tons of zinc ore grading 5.58% zinc were mined and milled to produce 94,580 tons of copper, 29,300 tons of zinc and 285,000 ounces of silver from the Poirier mine. The shaft was extended to a depth of 2849 feet in 1968 and by the closure of the mine in July 1975 some 63,000 feet of drifting on 18 levels had been completed. Cut and fill, shrinkage and blast hole stoping methods were used to extract the reserves with an estimated 60% of the production coming from cut and fill stopes.

Official reserves reported to the government at closure were 763,000 tons of copper ore at 2.20% copper and 716,500 tons of zinc ore at 10.44% zinc.

The infrastructure was dismantled and sold in late 1976. Mine archives are reported to have been burnt except for those filed with the Quebec Ministry of Energy and Resources.

Bonanza Metals Inc. (Forbex, Fieldex) acquired the property in 1986 and undertook a program of compilation and shallow drilling. Bharti Engineering Associates Inc. was hired in 1989 to prepare a pre-feasibility study which was delivered in May 1990.

Globex acquired the property in 1998 after over $20 million was spent in order to clean up the surface of the old mine site. In 2000, Globex did several small geophysical grids and drilled two exploration near surface targets.

Geology-Regional. The Poirier Mine property is located within the Joutel-Poirier mining camp. The known sulphide deposits of the camp include the Poirier, Joutel Copper and Explo-Zinc zone and occur on the east side of calc-alkaline felsic volcanic sequence surrounding the Mistawack granitoid batholith. The carbonated sulphide deposits of the Agnico-Eagle and Telbel gold mines are located about 6 km to the north in what appear to be the top of the same rhyodacitic rocks which consist of argillaceous tuffs, cherts, breccias and associated rhyolites. These rocks are cut by numerous dioritic and felsic dykes. The east-west trending, steeply dipping felsic horizons hosting the deposits strike onto and across the Poirier Mine property.

Geology-Local. The following description of the local geology is an excerpt from a report titled "Mine de Poirier Rio Algom" written in 1974 of 1975 by Rio Algom personnel."The rock sequence on the Poirier property starts at the north with granite and moves south through rhyolite then dacite and finally down to porphyritic rhyolites towards the south of the property. This rock sequence strikes approximately east-west and dips about 75 degrees to the south. Although a large gabbro dyke cuts the property in a north easterly direction, the most important dyke on the property is a large northwest trending complex feldspar dyke which is epidote rich in the centre and siliceous at the edges and which separates the East and Main Zones from the West Zone.

Three types of ore occur: chalcopyrite rich zones of chlorite in the central (main) zone; sphalerite rich massive pyrrhotite and pyrite with some chlorite in the central (main) and West Zones with the same massive sulphides containing copper rich mineralization in the West Zone; and chalcopyrite rich zones in a mineralized cherty dacite formation in the lower zones of the mine.

The copper and zinc zones are fairly distinct from each other although they carry a little copper and zinc respectively. The ore occurs toward the contact of the dacite volcanic pile with the footwall rhyolite in folded and sheared beds of chlorite. These chlorite beds are thought to have been originally fine tuffs that were selectively and almost completely chloritized.

The mineralized zones at Poirier are volcanogenic lenses of massive sulphides enriched in copper and/or zinc with typical zoning of metal concentrations due to the hydrothermal mineral deposition."

Ore Reserves. The original mine records are reported lost or burnt and no core from the mine is available. The records used to calculate the mineral reserve estimation of the West (copper and zinc) and Q (zinc) Zones were reconstructed from microfilms of sections and logs deposited in the archives at the Ministry of Mines and Resources by Rio Algom before closure. About 30% of the original drill logs have been located and another 30% reconstructed from information visible on drafted drill sections.

The reserves were largely developed by Rio Algom and a significant percentage of the ore is located in pillars adjacent to stopes. The major zinc lenses of the Q Zone were partially developed prior to shutdown but no mining was carried out. The Q Zone zinc lenses occur as two and occasionally three en-echelon lenses plunging to the east at 60-70 degrees and dipping to the south at 75 degrees. Lense separation varies from a few feet up to 50 feet, widths vary up to 100 feet over typical strike lengths of 100 to 200 feet. Vertical continuity and continuity from section to section is difficult to establish because of the intense folding even with closely spaced drilling (50 foot centres).

A mineral inventory was calculated for the West and Q Zone using reconstructed cross sections on 50 foot spacing. Polygons were created on the cross sections using the bisectrices of between adjacent drill holes, geological contacts and assay cutoffs. Each polygon was assigned a tonnage based on the area of the polygon multiplied by the distance between sections (50 ft.) and the assumed density of the rock (8.4 cu. ft. per ton for massive sulphides).

An undiluted mineral inventory was calculated for the West and Q Zones grading 1.24% Cu and 8.77% Zn and totalled 1,400,863 tons. In addition to the mineral inventory shown on Table I, some 300,000 tons at 8.06% Zn are contained in the East Lens and 534,000 tons at 2.5% Cu in the Main Lens. Gold values were not recorded but previous production indicated a grade of over 0.5 oz per ton gold.

From an exploration point of view, the property has excellent depth potential as there has been no exploration below the 2500 foot level. Similarly, more drilling is needed above the 850 foot level and about known ore shoots. Previous exploration was directed principally at outlining copper ore and zinc bodies were not a priority. Gold was not systematically analysed for.

Ramp Property
(Source: Gesplaur Report 1997)

Location. The Ramp property is located 19 kilometres north northeast of the town of Matheson, Ontario. It consists of 66 claims and 21 mining leases and patents totalling 1,701 hectares situated in northwest Beatty Township, southwest Coulson Township and southeast Wilkie Township, Larder Lake Mining Division and is owned 100% by Globex subject to a 1½ Net Smelter Royalty. The property is connected by Beatty Township road #6 to highway 101 which passes 8 km to the south.

History. Work was initiated on the property in 1915 when gold was discovered on the Beatty Township claims. Between 1917 and 1919 Hill Gold and Premier Gold Mining sunk a 62 metre shaft and did 113 metres of lateral development of the Shaft Vein. A mill test on a 25 ton sample produced 30 ounces of gold.

Between 1940 and 1946, Argyll Gold Mines dewatered the old shaft and did detailed sampling of the Shaft Vein. This was accompanied by 6,575 metres of diamond drilling on the Beatty Township claims and resulted in the discovery of 7 gold bearing veins structures. Subsequently, Sylvanite drilled 1,487 metres in 1947 and outlined several high grade gold veins of significant width.

In 1960, Rio Rupinini Mines drilled 439 metres in 6 holes approximately 270 metres southeast of the shaft. This work was the first to intersect the 5 Zone. Lake Osu Mines subsequently did 2,061 metres in 17 drill holes.

In 1973, the property was sold to a numbered company which became Maude Lake Gold Mines Limited.

In 1981, Maude drilled 1,053 metres in 17 holes along the 5 Zone. Interpretation of the results at the time indicated a 40 to 120 foot wide gold bearing structure which was at least 500 feet long and 200 feet deep with geological reserves of 201,000 tons grading 0.09 oz/ton Au. Subsequently Maude dewatered the Argyell Shaft and did detailed sampling on the 30 and 60 metre levels. A further 1,540 metres was drilled in 11 holes on the Shaft and #2 Veins outlining a geological reserve of 75,750 tons grading 0.23 oz/ton gold.

In 1982, Maude stripped, mapped, channel sampled and performed 1,473 metres of closely spaced percussion holes in 78 drill holes on the 5 Zone. Additionally, 49 vertical holes totalling 1,568 metres were drilled to the 30 metre level east of the stripped area. The results indicated a potential rêserve of 216,264 tons grading 0.146 oz/ton to the 55 metres level.

In the Vein area about 270 metres northwest of the 5 Zone, the Shaft and #2 Veins were stripped channel sampled and drilled (233 metres). A composite bulk sample along a length of 250 feet (76.2 metres) of #2 Vein returned 0.22 oz/ton gold across on average width of 3.5 feet (1.07 metres). In addition, the length of the veins were extended to 1260 feet (384 metres) and 2 new vein structures were discovered.

During 1993, Maude stripped the 5 Zone and mapped, channel sampled and bulk sampled it. A 1,000 ton sample was sent to the Horne Smelter.

Detail drilling on the 5 Zone was undertaken in 1984 to test the zone to the 350 foot (107 metres) level and to explore beneath and increase ore reserves. 36 drill holes totalling 5,767 metres were undertaken at 30 metres centers testing down to the 350 foot (107 metres) level increasing the 5 Zone undiluted reserve estimate to 448,040 tons grading 0.205 oz/ton Au. Also, several outside targets were tested including the Field Zone (0.33 oz/ton Au over 3 feet or 0.18 oz/ton Au over 7 feet and 0.10 oz/ton Au over 4 feet).

In 1985, the entire exposed 5 Zone was bulk sampled for detailed metallurgical testing and mill flow sheet development. Deep drilling under the 5 Zone was also undertaken. A 15 foot (4.6 metres) mining bench of most of the 5 Zones was drilled, blasted and crushed. The fully diluted sample graded 0.13 oz/ton Au (+6,000 tons) and metallurgical test work at Lakefield Research indicated gold extraction of a least 92.6% from a typical Porcupine Gold camp type float/cyanide mill.

Deep drilling (10 holes totalling 3,593 metres) showed that the 5 Zone continued to depth. The best intersections were 0.31 oz/ton Au over 12 feet at the 1,050 foot (320 metres) level, 0.523 oz/ton Au over 26.5 feet (8.08 metres) or 0.23 oz/ton Au over 68.5 feet (20.88 metres) at the 1,200 foot (366 metres) level and 0.30 oz/ton Au over 7 feet (2.13 metres) at the 1,250 foot (381 metres) level. Preliminary grade X thickness estimates indicated a potential for approximately 1 million tons grading in the 0.20 oz/ton range for the 5 Zone to the 1,300 foot (396 metres) level.

Outside exploration included a reverse circulation drill program, IP surveys and diamond drilling of 2,714 metres in 15 holes.

During 1986, Maude completed geophysical exploration surveys and drilled 7 holes totalling 1,145 metres on outside claims.

In December 1986, Freeport- McMoran Gold Company entered into a joint venture with Maude to develop the 5 Zone. 11 holes were drilled below the 5 Zone but only 6 succeed in reaching the targets areas. Results included 0.15 oz/ton Au over 52 feet (15.8 metres) including 0.30 oz/ton Au over 18 feet (5.5 metres) at the 700 foot (213 metres) level and 0.39 oz/ton Au over 7 feet (2.1 metres) at the 1,600 foot (488 metres) level. The contract requirement for Freeport to sink a 1,500 feet (457 metres) shaft caused Freeport to withdraw from the joint venture.

In October 1987, Equinox Resources Limited joint ventured the property and by December 1987 started the portal for a ramp on the 5 Zone. In total the following underground work was undertaken; 956.7 metres of decline and muck bays, 1,008 metres of cross-cuts and drifts, 207.9 metres of raises and ventilation and 4,800 metres of underground AX diamond drilling. A mining reserve of 175,000 tons grading 0.184 oz/ton to the 140 metres level was established on part of the 5 Zone. Several new high grade gold zones and veins were also discovered within or near the underground workings.

In 1989, 9 drill holes totalling 1,831 metres were completed on outside claims.

In 1993, 8 drill holes totalling 2,418 metres were drilled in and around the 5 Zone to test the high grade veins found in the 1988 underground program, to test the "Ramp Vein" found in the decline openings and to test the deeper eastern and western extensions of the 04 and 02 gold structures of the 5 Zone. The drill results indicated that the high grade discoveries in the 1988 underground program were from part of the Ramp Vein. Further it was shown that deep economic potential exists in the 01 Zone of the western part in the 5 Zone (0.572 oz/ton Au over 4 feet (1.2 metres) and in the deep portion of the 04 and 02 zones of the 5 Zone.

Lastly, a new highly altered sheared and gold mineralized zone was found north of the known 5 Zone structures (0.053 oz/ton over 46 feet (14 metres) including 0.23 oz/ton over 3 feet (0.9 metre). All targets intersected in the 1993 program remained open along strike and to depth.

In January 1994, Robert A. Bennett was engaged to perform a property compilation and ore reserve. Mr. Bennett calculated a proven, probable, possible and drill indicated reserve to the 220 metre level of 510,116 tons grading 0.248 oz/ton and a deep reserve of 283,358 tons grading 0.22 oz/t for a total Geological Ore Reserve in all categories of 813,414 tons grading 0.235 oz/t (191,284 contained ounces). He also proposed a $2.1 million feasibility study, the bulk of which would be made up of 850 metres of underground drifting, 250 metres of underground raising, 5,000 metres diamond drilling and a 3,000 ton bulk test.

In 1996, McWatters drilled 7,450.2 metres in 33 holes principally on the Ramp Vein and 4 Zone structures. The drill program intersected numerous economic gold values including 6.24gm/3.3 m, 8.98gm/8.1m, 7.78gm/5.7m, 22gm/1.5m, 8.77gm/3m, 11.46gm/3.4m, 8.65gm/3.8m, etc. (Note widths have not been adjusted to true width).

Lastly, in 1999 McWatters drilled 783 metres in 4 holes on the Ramp Vein. The program had as an objective to find extensions of the 04 Zone and new zones south of the known deposit. The holes spotted to test the extensions of the 04 Zone were dyked out by diabase while one hole 99-03 intersected 16gm/t Au over 1.4m in a silicified, mineralized breccia in a previously unexplored area south of the Ramp Vein area. Further drilling was recommended on all zones.

In August 2001, 100% interest in the property was acquired by Globex Mining Enterprises Inc.

Regional Geology. The Ramp Vein Property lies within the Archean aged Abitibi Greenstone Belt in the Superior Province of the Canadian Shield. This belt is approximately 800 by 250 kilometres in dimension and hosts a large number of world-class gold camps. The belt is truncated to the southeast by the Proterozoic Grenville Province and to the west by the Kapuskasing Structure.

The lithologies within the Abitibi belt are dominated by various volcanic formations and their derived sediments which have been folded and intruded by batholiths of granitic composition. The lavas are predominantly tholeiitic basalts with lesser komatiitic-tholeiitic, calc-a1kaline andesites to rhyolites. Syn-volcanic intrusives include peridotite and gabbro, as well as syenite and felsic porphyries. The volcano-sedimentary successions within the belt have been divided into four mega-cycles.

The Ramp Vein Property occurs near the base of the third mega-cycle, in the Stoughton-Roquemaure Group. Other gold deposits of this type/age of Formation include: the Dome, Pamour, Hollinger, MacIntyre and Hoyle Pond mines in the Porcupine camp; the Ross, Holt-McDonnet and Harker-Holloway mines in the Matheson camp; the Kerr-Addison mine in the Larder Lake camp; as well as most of the Cadillac-Malartic-Vai d'Or gold mines.

Property Geology. The formation underlying the property is the Stoughton-Roquemaure Group komatiitic and tholeiitic basalts separated at their contact by a pyritic cherty tuff. Those rocks are cut by north-striking Matachewan and northeast-striking Keweenawan diabases. Lesser quartz-feldspar porphyries also intrude the basaltic rocks.

The property lies just north of the Porcupine-Destor deformation corridor and at least four west to northwest striking subsidiary gold-bearing or gold-associated faults, including the Pipestone-Munro, cut within or near the property. It should be noted that the 5 Zone, #2 Vein and Shaft Vein, are associated with the Pipestone fault, a well-defined structure dipping steeply to the north.

The sequence oflitho-geological events that took place on the Ramp Vein property is as follows: eruption of pillowed basalt (Stoughton-Roquemaure Group); pause in volcanism when a thin massive pyrite bed is deposited from an underwater fumarole before chert takes precedence; a komatiitic flow is then deposited along with more pillowed basalt; bulging and cracking occurs as a magmatic chamber is intruding the lower basalts; carbonate and quartz start filling the cracks, along with gold mineralization; the ultimate expression of the magmatic chamber being emplaced is most certainly the presence of the porphyry dykes that can also carry gold, where they cross-cut previously mineralized zones.

Economic Geology. The 5 Zone is defined as a network of quartz-ankerite-chlorite-sericite-fuchsite, and possibly tourmaline, veins contained in an east-west striking, 70° south dipping shear system. This system is closely associated with the Pipestone shear system which strikes 300°, thus forming a sharp 30° angle with the 5 Zone. Also, the Pipestone dips approximately 80° to the north while the ore shoots within the 5 Zone extend vertically.

The favorable quartz veins have a smoky to gray-black color and they occur in both the altered hydrothermal shear zones and as leads and horsetails in rather fresh lava. Introduction of the vein system has created a very strong alteration halo: near the veins, the pillowed basalts have taken a gray color and the primary lava features have been completely obliterated. As we move away from the veins, the alteration is weaker and gives the rock a tan-yellow color, primary lava features are still visible.

Sulphides included are pyrite (2-15%), minor pyrrhotite, sphalerite, galena and rare chalcopyrite and arsenopyrite.

The Shaft, #2 and Ramp Veins are isolated, northeast-striking and near vertically dipping single-fracture structures, associated with the east-west shear zones and often carrying high-grade gold mineralization. The ore shoots of those veins are believed to plunge 60°-70° to the northeast.

Native gold typically occurs as very fine free particles adjacent to or within pyrite grains. The quantity of gold appears to be directly proportional to favorable quartz veins and finely crystallized pyrite contents.

Reserves. Robert A. Bennett in a 1993 Compilation Property Report estimates the reserves on the Ramp Vein property to be standing at 737,929 metric tonnes at 8.06 g/tonne. Those reserves have been divided in three groups which are:

TABLE OF RESERVES			
	Tonnage (metric tonnes)	**Grade (g/t)**	**Gold (ounces)**
Stockpiled	18090	3.6	2095
+ 200 metres Elevation Reserves			
5 Zones	280034	6.66	59928
Ramp Vein	116046	12.86	47995
#2 Vein	38960	9.8	12273
Shaft Vein	27737	7.16	6386
Total above 200 m	462777	8.51	126582
Deep Reserves, below the -200 metres elevation			
	257062	7.61	62906
TOTAL	737929	8.06	191583

Those reserves were calculated using 1:250 longitudinal sections. A combined total of 256 ore blocks have been outlined on the seven longitudinals. Since only four blocks showed values higher than 31.1 g/t, all assays have been taken at face value.

The minimum true width used was 1.2 metre, with dilution calculated at nil. The specific gravity used was 3.0 short tons per cubic metre. The cut-off grades used were 2.74 g/t for outside blocks and 1.71 g/t for inside blocks, i.e. those surrounded by blocks grading more than 2.74 g/t.

The above numbers include all categories, namely proven, probable and possible (including drill indicated). The proven and probable, totalling 172,899 tonnes grading 10.12 g/t, are directly accessible from the actual underground workings.

Timmins Magnesite-Talc Project

Location. The property consist of 17 patented surface rights claims and 19 mineral claims situated in the south half of Deloro Township, Porcupine Mining District, 13 km southeast of the City of Timmins, Ontario. Access is via Pine Street in Timmins which extends southward into northern Ogden Township. A gravel bush road trends eastward from Ogden Township just below the township line (Odgen - Montjoy) into Adams Township. After the road crosses the regional powerline, a branch trends northward directly across the centre of the property in Deloro Township.

Geology and Metallurgy. The area is underlain by Archean intrusive and extrusive units and sediments including large masses of altered ultramafic (serpentinized peridotites) and at least one east-west diabase dyke. Strikes are generally east-west, dips near vertical or steeply to the north. The magnesite-talc-quartz rock unit is exposed on surface as large areas of outcrop 10 to 20feet above a sand plain floor. The property contains a large body of magnesite, talc and quartz reported to be in the order of +100,000,000 million tonnes in the limited area previously tested by widely spaced drill holes. The potential orebody is made up of roughly 54% magnesite ($MgCO_3$), 27% talc and 16% quartz with 3% accessory iron oxides. Pilot plant flotation tests indicate that 65-70% of the magnesite can be recovered in a flotation concentrate which is 99% acid soluble. Iron has replaced some magnesia in the crystal lattice of the magnesite resulting in a high iron product. The iron can be removed by chemical processes.

The carbonate concentrate is calcined to produce a caustic calcined magnesia having the following chemical properties:

Magnesia (MgO)	92.5%
Iron Oxide (Fe_2O_3)	6.0%
Silica (SiO_2)	1.0%
Lime (CaO)	0.1%
Miscellaneous	0.4%

Extensive bench pilot research has confirmed that the iron in the caustic calcined MgO can be reduced from 6.0% to 0.4% (Fe_2O_3) or lower, by a simple chlorine roast. The chlorine roast will remove the iron as volatilized ferric chloride ($FeCl_3$) itself a saleable chemical byproduct used in water purification.

The analysis of the low iron product is:

Magnesia (MgO)	98.3%
Iron Oxide (Fe_2O_3)	0.4%
Silica (SiO_2)	0.8%
Lime (CaO)	0.1%
Miscellaneous	0.4%

Talc is recovered as a first stage in the flotation process, and after cleaning and re-cleaning in additional flotation cells, is dried and processed by fine grinding to produce a high purity, fibre free, low arsenic talc, suitable for the paper, paint and cosmetic industries. The 30-35% of the magnesite lost to tailings in the second stage of the flotation process can be chemically recovered by dissolving in hydrochloric acid and burning the $MgCl_2$ to produce high purity magnesia (MgO). Testing has indicated that the tailing from the flotation make an excellent feed which will produce a high purity product (99% MgO) with iron and calcium each less than 0.1%.

Also, the quartz in the rock can be recovered in the flotation process and possibly sold as Flux to local smelters.

In October 2001, Globex received a Scoping Study prepared by Hatch which proposed Globex proceed with a bankable feasibility study in order to study and document a proposed $1.5 billion mine-mill-smelter complex proposal. Globex has been in extensive discussions with both the Quebec and Federal governments as to participation in said study.

Wood Mine

Location. The Wood Mine property is located 50 kilometres east of the city of Rouyn-Noranda, Quebec, and 3 kilometres east of the village of Cadillac, Quebec. The property is 184 hectares in size and consists of eight contiguous, unpatented mining claims. The property straddles paved provincial highway and is reached by driving 1.5 miles east of the village of Cadillac, Quebec.

Globex had a limited right to form a 50% joint venture with another company if Globex brings it into an exploration program.

Geology. The property is located on a southern flank of the Cadillac Syncline. The main lithologies are Archean in age and are arranged as a subvertical to steep south dipping, overturned homocline which strikes approximately east-west. These lithologies, from north to south, consist of greywackes and minor bands of lean magnetite iron formations of the Cadillac Group, mafic and felsic volcanics of the Piche Group and greywackes of the Pontiac Group. An east-west trending, narrow, 15 to 50 metre thick subvertical band of carbonate-talc-chlorite schists cuts through the Piche and Cadillac groups at a low angle. This is historically referred to as the Cadillac Break, a shear structure of crustal proportions.

Gold mineralization associated with the Cadillac Break structure occurs in three separate forms: (I) narrow, shallow south dipping quartz-tourmaline-sulfide-scheelite-native gold veins which are typically 2 to 20 centimetres in thickness and occur as stacked sets adjacent to the Cadillac Break, mainly in Piche Group volcanics; (ii) lenticular sulfide zones, 0.1 to 1.5 metre thick, consisting of 1% to 30% pyrite and subvertical quartz veining developed at either or both margins of a series of three or four banded magnetic iron formation units; and (iii) biotitic silicification zones hosting 1% to 20% disseminated sulfides and locally up to 10% tourmaline.

Currently there are two main areas of gold mineralization recognized on the property. The "W" Zone (Wood Zone) consists of a series of stacked sulfide ore and quartz-tourmaline vein zones which are developed in the area of the Wood Shaft, to depth and on strike to areas which have previously been mined. The "P" Zone (Pandora Zone) consists of silicified, biotitic sediments and a mafic tuff. The "P" Zone straddles the property's eastern boundary with the former Pandora Mine and resembles zones which have been investigated on the Pandora and Tonawanda properties to the east.

Mining History. The Wood Mine property was originally acquired around 1927. Three drill holes were completed under option by Canadian Enterprises, Limited in 1934. Wood-Cadillac diamond drilled during 1936 and put down a three-compartment shaft to 522 feet in 1937. From 1937 to 1938, lateral work was carried out on the 250, 375 and 500 foot levels. Several ore bodies were developed. A 200 ton-per-day mill was built in 1939.

In 1941, a 500 foot deep winze was sunk from the 500 foot level in an area 400 feet west of the shaft, with lateral work carried out on the 625, 750 and 875 foot levels and a station cut at 1,000 feet. This lower level development of ore did not come on stream soon enough to feed the mill at capacity, forcing mine closure in 1942. Total production from the upper three levels was reported to be 27,213 ounces of gold and 4,519 ounces of silver from 179,400 tons of milled ore. In 1942, 431 pounds of hand cobbed scheelite grading 20.05% WO_3 was also shipped.

During 1945, Central Cadillac Mines, Limited completed rehabilitation on both the Wood Mine property and the nearby Central Cadillac Mine. In 1946, underground work began again and the two mines were linked. Capacity of the Wood mill was increased to 350 tons per day and milling resumed in 1947. The Wood shaft was deepened to 875 feet in 1948. Milling stopped in 1949 due to lagging ore development and drops in grades. Production from the consolidated properties for the 1947-1949 period was reported to be 32,479 ounces gold and 4,167 ounces silver from 257,254 milled tons.

The consolidated property lay idle until 1965, when 5 drill holes were completed on an area east of the Wood Shaft. In 1969, Gold Hawk Exploration Limited drilled 8 holes for a total length of 5,522 feet, testing a 700 foot strike length of mineralization located 700 feet east of the shaft. In 1973, Hawk Mines Limited drilled between the Wood Shaft and the west boundary. In 1975, the property was optioned by Gallant Gold Mines Limited which later conducted diamond drilling totalling some 2,000 metres and a very low frequency electromagnetic surveying program.

During 1984, La Compagnie de Gestion Minière Louvicourt Ltee completed 19 drill holes totalling 4,930 metres in the areas of the Wood Shaft (W Zone) and eastern boundary (P Zone). These claims lapsed and were re-staked in 1995. Amblin Resources Inc. drilled nine widely spaced holes in 1997, eight of which encountered visible gold. However, the option was terminated due to a lack of funds. Globex has managed to retain its back in right through negotiations with the underlying prospector group.

As for the current state of the property, the Wood Shaft is capped and the headframe and buildings have been removed.

Less Significant Properties with Past Production or Drilled Mineralized Zones

Parbec Property

Location. The Parbec property consists of 7 claims totalling 220 hectares situated on lots 9 to 15 inclusive of range 2 Malartic Township, Quebec approximately 3 km northeast of the town of Malartic.

History. The property under discussion has undergone a varied work history, dating back to the early part of the century, which in part parallels the history of gold exploration within the Malartic Gold Belt of Northwestern Quebec. The **WORK HISTORY** is summarized below.

Company (Year)	Comments and / or Results
Prospector J. Knox (1926 - 1934)	Several trenches were excavated on the southern half of lots 11 - 14.
Read-Authier Mines / Ascot Gold Mines (1934 - 1936)	Limited program of drilling was completed to test surface showings. No information is available.
Partanen- Malartic Gold Mines (1936 - 1938)	Partanen Malartic Gold Mines was formed by J. Partanen and Associates. Several drill holes completed in the Camp Zone Area intersected interesting gold values. No correlations were made. Extensive Magnetic geophysical survey over the entire property outlined several targets in the northern area of the property. Subsequent diamond drilling did not intersect any values. A total of 51 drill holes were completed.
Parbec Malartic Gold Mines (1944 - 1953)	Parbec Malartic Gold Mines acquired the property from Partanen Malartic Gold Mines in 1944. 15 Diamond drill holes were completed in the Camp Zone Area on lot 11 during 1944 - 1945. A shaft was started on lot 11 to investigate gold mineralization identified by drilling and was sunk to 50 feet. Operations were suspended in 1946 due to financial difficulties.
Parbec Mines Limited (1955 - 1956)	A detailed magnetometer survey was completed followed by limited diamond drilling of the geophysical anomalies.
Hydra Explorations Ltd. (1972)	Eight drill holes (3,810 feet) in lots 12 and 13 in the Discovery Zone Area. The best intersection of .25 ounce Au per Ton over 10.0 feet was within an altered porphyry unit. No valid correlations were made.
Kewagama Gold Mines (Quebec) Limited (1981 - 1985)	Minexpert carried out a re-evaluation / re-compilation of all available data. This work reported the Camp Zone Area to host the bulk of the know mineralization over a length of 300 feet and a width of 8.5 ft., grading 0.23 ounce Au per ton. The Number 2 Zone Area and the Discovery Zone Area were reported to host numerous gold intersections although they were unable to complete any valid correlations. Other drill holes outside of the identified zones were reported to carry interesting gold values.
Ste-Genevieve Resources Ltd. / Augmito Explorations Ltd. (1985 - 1989)	Magnetic survey on established grid lines over the entire property with measurements of total magnetic field and vertical gradient. Induced polarization survey on established grid lines over most of the property. Geophysical surveys carried out by Géola Ltée of Val d'Or. 36 Diamond drill holes covering the Camp Zone Area, Number 2 Zone Area and the Discovery Zone. The bulk of the drilling was within the Camp Zone Area. These holes were oriented at 034° at a dip of -45° to -55°. 17 Zones have been partially delineated, 4 of which lie within mafic lapilli tuff horizons along the north side of the Cadillac-Malartic Break and are correlative over a length of up to 2000 feet from the Camp Zone Area into the Number 2 Zone Area.

Ste-Genevieve Resources Ltd./ Augmito Explorations Ltd. (1985 - 1989) (Continued)	The grade varies widely due to the presence of particulate gold ("Nugget Effect"). Other zones lie within silicified, pyritic and altered sections of the felspar porphyry bodies. A compilation of all available information was completed. Subsequent tonnage calculations indicate a potential mineral inventory of 455,000 tons grading 0.135 ounce Au per ton over an average width of 6.1 feet to a depth of 500 feet within zones 1,2,3,4,11 and 13. The bulk of this tonnage lies within the Camp Zone Area. "The Nugget Effect" was proven in particulate gold tests to affect the assay results. 4 Drill holes were completed on Magnetic geophysical anomalies in the northern portion of the property. These holes were drilled at an azimuth of 214°. Two of these holes intersected potentially correlative mineralized horizons grading 0.088 ounce Au per ton over 2.0 feet and 0.11 ounce Au per ton over 5.0 feet respectively. Diamond drill program (5 holes; 4,831 feet) completed the Camp Zone Area at depth and extended eastern strike length to L24+00E.
Ste-Genevieve Resources Ltd./ Augmito Explorations Ltd. (1993)	Drill program of 9 holes (2,925 feet). Seven auriferous horizons intersected with values up to 0.56 oz/ton Au over 11.1 feet.

General Geology. The property lies in the southeastern part of the Abitibi Volcanic Belt, which is part of the Superior Structural Province of the Canadian Shield. The volcanic, sedimentary and intrusive rocks are Archean in age. Late diabase dykes intrude the entire sequence.

The geology of the area essentially consists of thick piles of lavas and pyroclastic rocks intercalated with a series of sedimentary units. These rocks constitute the southern limb of the major overturned La Motte-Vassan anticline; they generally trend eastward (northwest-southeast in the area of the property) and dip steeply north.

This volcano-sedimentary assemblage comprises, from north to south, the Malartic Group (La Motte-Vassan and Dubuisson formations), the Jacola, Val d'Or, Heva and Kewagama formations, and the Blake River, Cadillac and Pontiac Groups.

The La Motte-Vassan, Dubuisson and Jacola formations consist mainly of ultramafic (komatiitic) lava flows, locally brecciated basaltic flows and rare sedimentary rocks. The Val d'Or Formation represents basaltic flows with basaltic flow breccia and andesitic and basaltic tuffs. The Heva Formation consists of magnetic massive basalts and felsic and mafic volcanoclastites with subordinated basalts. These rocks are superposed by the graywackes and volcaniclastics of the Kewagama Formation by the basalts of the Blake River Group and by the graywackes and the conglomerates of the Cadillac Group.

This assemblage, which represents the southernmost formations of the Abitibi Volcanic Belt, are adjacent to an extensive area of graywacke, intercalated with ultramafic (komatiitic) lava flows of the Pontiac Group. The Cadillac Group and the Pontiac Group are separated by the basaltic and ultramafic flows of the Cadillac Break (Piché Group).

Numerous intrusions, ranging in composition from pyroxenite to granite invade the entire sequence. The most extensive are swarms of dioritic sills and large plutons of granodiorite, such as the Bourlamaque batholith. The volcanic and sedimentary rocks exhibit variable states of dynamic, thermal and metasomatic metamorphism, the most prevalent being the development of moderately schistose fabrics and chlorite, epidote and sericite.

The geology of the Parbec property is dominated by the presence of the Cadillac Break, a major fault which crosses the property along a northwestern-southeastern axis for a length of 5,300 feet. It extends from the southeastern corner diagonally through the centre of the property, attaining an average width of 450 feet.

The fault zone is marked by talc-chlorite schists or highly altered ultramafic flows, and narrow tuffaceous sedimentary units. This sequence has subsequently been intruded by lenticular bodies of diorite and feldspar porphyry which are irregular in shape and range in width from 2 feet to 120 feet or more.

Immediately south of the fault, the rock units consist of arkosic greywackes and basic to intermediate volcanic flows of the Pontiac Group. Periodically, narrow feldspar porphyry and dioritic bodies have also intruded the sediments in close proximity to the southern contact of the fault zone.

The rocks located to the north of the Cadillac Break are part of a thick sequence of ultramafic, mafic and intermediate flows, volcaniclastic and epiclastic sediments and conglomerates of the Piché Group. Tabular bodies of gabbroic and dioritic composition have been intruded throughout the volcanic sequence however they are concentrated along the volcanic sedimentary contact which crosses the northern portion of the property. This sheared contact may represent a major splay fault at a slightly oblique angle off of the main Cadillac-Malartic Break. Northeasterly trending transverse faults cross the property at irregular intervals imparting minor displacements of the main fault zone on a regional scale. Locally however displacements of up to 150 feet have been reported.

As this Main Shear Zone is the main area of interest a more detailed description of its geology is warranted.

Suffield Mine

Location. The Suffield Mine property is located four miles southwest of the city of Sherbrooke, Quebec and is accessible by secondary provincial highway. The claim group consists of nine unpatented mining claims, covering 617 hectares. The property is owned 100% by Globex, which acquired the ground by purchase and staking. A 5% net profit interest royalty is held by Waldo Investments Inc. No significant exploration activity has occurred on the Suffield Mine property since 1990 and Globex has no immediate exploration plans.

Geology. The Suffield Mine property is situated on the northwest flank of the Sherbrooke Anticline. This structure is overturned to the northwest and is dissected by series of thrust faults. There are two distinctive lithological formations in the area; the Ordovician-aged Ascot Formation of felsic to intermediate volcanics and schists and, the Siluro-Devonian-aged Francis Group of sediments. Both units are intruded by small ultramafic, granite, diorite and lamprophyre bodies. The property's stratigraphic sequence, from west to east, consists of a large band of phyllites, followed by a chert, siltstone and iron formation sedimentary unit and finally a capping of thick sequence of sericite schists and porphyritic rhyolite. Disseminated and volcanic massive sulfide mineralization occurs at the sediment-volcanic contact. Mineralization consists chiefly of sphalerite and pyrite and appears to be controlled in part by rolls and dips in the contact surface.

Mining History. The Suffield Mine property contains two past mineral producers -- the Suffield King and Howard Mines -- and several prospects -- the Silver Star, North Howard and No.4 Shaft zones. The property experienced intermittent mining activities over the period from 1863 to 1956. Until 1949, mining consisted of small scale production from prospect pits and shafts.

From 1949 to 1956, Ascot Metals Corporation developed the Suffield Mine No.3 Shaft. Production reportedly totalled 600,000 tons grading 6.5% zinc, 0.8% copper, 0.45% lead, 2.5 opt silver, and 0.007 opt gold. The mine closed prior to the completion of the No.4 Shaft, which saw little or no production. SOQUEM carried out geological mapping, geochemical and geophysical surveys and diamond drilling in 1968 and 1969. In 1972, Lynx Canada Exploration drilled three short holes which reportedly confirmed previously defined Suffield work.

In 1985, Copper Stack Resources Ltd. completed geophysics and drill follow-up on the Silver Star zone. A total of 2,116 feet in six drill holes were put down. An induced polarization survey was carried out by Spartan Mining Ltd. and the holdings were geologically reviewed by Géoconseils Jack Stoch Ltée in 1987. The property was optioned in 1989 by Noranda Exploration Company, Ltd., which completed a program of combined geophysical (magnetometer and very low frequency electromagnetic), geochemical and geological surveying, trenching and diamond drilling for a total of 2,632 metres in 19 drill holes. During 1990, an additional 1,627 metres of drilling was completed with four drill holes.

Vulcan Property

Location. The Vulcan property, also known as Gold Dike, is located in Ferry County, Washington, two miles from the Canada-U.S. border and four miles southwest of Grand Forks, British Columbia. Access to the property is provided by five miles of unpaved county roads and an unpaved drivable trail. Globex Nevada owns 100% of 8 patented claims, 100% of 34 unpatented claims, and 11 unpatented claims optioned (with no cash payments or work requirements).

Globex Nevada acquired the Vulcan property on August 18, 1995 pursuant to an agreement with N.A. Degerstrom, Inc. and Gold Express Communications Inc. for a purchase price of one dollar and the assumption of all liabilities in connection with the property. To date, Globex has paid more than US$38,000 with respect to liabilities incurred by the previous owners. In addition, Globex has posted a US$75,000 bond (now US$97,000) with the State of Washington with respect to certain environmental matters.

In 1996, Globex conducted exploration on the Vulcan property in the process of reassessing the property's geologic potential. During 2000, select sampling was done south of the previously known gold zone on a previously known copper dyke. Significant values were returned for platinum and palladium as well as copper. Globex has since signed an option agreement with Latitude Minerals Corporation.

Geology. With respect to the geology of the Vulcan property, Permian to Triassic sedimentary and volcaniclastic rocks crop out near Danville in the northern portion of the Republic graben. Near the Gold Dike mine, interbedded units of argillite, siltite, limestone, and quartzite have been recrystallized to the hornblende hornfels metamorphic facies by later intrusion of Createaceous (?) alkalic rocks of the Shasket Creek complex. The Shasket Creek alkalic complex was originally mapped as two phases -- monzonite to shonkinite (with possible nepheline syenite), and syenite porphyry (a more leucocratic phase with orthoclase phenocrysts).

Mining History. Early exploration and mining took place near the turn of the century on the Vulcan property. Small amounts of high grade copper ore were hand-cobbed from the Comstock Vein and shipped directly to the smelters. Exploration for gold on the property and surrounding areas took place on an intermittent basis. This consisted of various forms of sampling and drilling, and at least two small audits into the Gold Dike Vein. The property came under the control of Vulcan Mountain Mining Company, which commenced to mine the Gold Dike by open-pit methods. Approximately 150,000 tons of ore were reportedly extracted and processed using cyanide heap leaching to extract the gold from the ore with an average recovered grade of approximately 0.10 opt gold and 0.15 opt silver.

Diamond drilling on the property has occurred intermittently since 1963. During 1996, Globex completed geological mapping and induced polarization surveys on the claims, as well as 14 diamond drill holes completed for a total length of 7,272 feet.

Other Early/Immediate Stage Exploration Properties

Bell Mountain

Location. The Bell Mountain property is located in Churchill County, Nevada, approximately 63 kilometres southeast of Fallon and there are 26 lode claims Bureau of Land Management land. The property is most easily accessed from Reno, Nevada via paved highway to a point 10 miles east of Frenchman's Station and then nine miles of gravel road to the mine. The claims are owned 100% by Globex Nevada. All claims are unpatented and are located on federal land.

Globex Nevada acquired the property on November 14, 1994 pursuant to an agreement with N.A. Degerstrom, Inc. ("Degerstrom") for a purchase price of one dollar. Pursuant to the agreement, Degerstrom retained a 2% net smelter return royalty on all metals, minerals, ores or other materials mined or taken from the property. Globex Nevada has the option to buy-out the net smelter return by paying $167,000 to Degerstrom within 90 days of commencement of commercial production.

Geology. The host rocks on the Bell Mountain property are siliceous pyroclastic rhyolites and the two major vein systems identified on the property can be classified in the volcanic-hosted epithermal quartz-adularia deposits. The veins contain gold and silver as electrum and silver as chlorargyrite and argentite. The vein systems on the property have been identified over a total area of 2.34 km^2 with only 0.09 km^2 tested by drilling to an average depth of 25 metres, leaving a large area open to exploration.

Mining History. The property was originally staked in 1914. In 1918, Tonopah Mining Co. conducted underground development and sampling. The property was then mainly idle until some sampling was conducted in 1948. It then fell idle again until the 1970s when a 270 metre long adit was driven. In 1978, Bell Mountain Mining Co. did a substantial sampling program including driving the 180 metre Varga adit. A geology professor wrote a summary on all the existing data in 1978.

In 1984, Santa Fe Mining Co. drilled 51 reverse circulation holes principally in the Varga area including 10 holes in the Sphinx area. In 1985, Alhambra Mines reopened the underground workings and resampled and mapped them. Metallurgical tests were undertaken and 18 drill holes completed in the Spurr adit area. Between 1988 and 1993, Degerstrom drilled 104 holes, completed a technical feasibility study and permitted the property for open-pit mining and heap leaching.

In 1996, ECU completed a first phase drill program on the Bell Mountain property. ECU drilled five holes in three zones for 2,388 feet. The property was also mapped and an airborne magnetic survey was completed.

Sheep Mountain

Location. The Sheep Mountain property is located 50 miles northwest of Phoenix, Arizona and can be reached by paved interstate to the Castle Hot Springs turn-off, from which gravel roads give ready access to all parts of the claim group. The property consists of 20 unpatented lode claims covering approximately 356 acres on federal land in Yavapai County, Arizona. The property is owned 100% by Globex Nevada which acquired the property by outright sale.

Globex has not yet conducted any significant exploration work on the Sheep Mountain property and is in the process of looking for joint venture partners. Globex believes that this property warrants further definition drilling.

Geology. The Sheep Mountain property is underlain by Yavapai Series Precambrian biotite schists which are intruded by granite or diorite of the Bradshaw Complex. The Laramide-age(?) Sheep Mountain Stock intrudes the Precambrian lithologies. The property is capped by a 1,500 to 2,000 foot thick cover of Tertiary volcanics and lesser sediments.

Mineralization is related to the Sheep Mountain Stock intrusion. Primary hypogene, porphyry copper-molybdenum style mineralization consists principally of pyrite and lessor quantities of chalcopyrite and molybdenite and trace galena, sphalerite, magnetite and specularite. This sulfide mineralization is widespread and underlies an area of three to four square miles. An enriched-copper supergene blanket is developed at upper reaches of the sulfide zone. It is assumed that this area of enrichment is tabular in shape. The oxide zone usually consists of native copper, copper oxides and carbonates (mainly chalcocite, bornite and covellite) with minor pyrite and molybdenite. In addition, disseminated chalcocite may be present in minor amounts in the hypogene mineral zone for several hundred feet below the supergene blanket.

Mineralization is based on four widely spaced drill holes along a 5,500 foot by 1,100 foot wide northwest trending zone, that appears to follow the Cow Creek Fault. The average zone thickness is 90 feet and occurs at an average depth of 1,975 feet. Primary sulfide mineralization reportedly underlies the oxide zone to an average thickness of 390 feet.

Mining History. The original claims in the Sheep Mountain area were staked in the early 1960s. Staking was centered on mineralized Precambrian strata exposed in two small windows showing through Tertiary volcanics in the Sheep Mountain West area.

From 1963 to 1966, Phelps Dodge Corporation completed 44,000 feet of drilling in 38 rotary/core holes testing adjacent to these zones of mineralization. In 1966 and 1967, Bear Creek Mining Company completed 3,620 feet of drilling in two holes without success. From 1969 to 1981, Utah International Inc. conducted geological mapping and 21,241 feet of drilling in eight rotary/core holes.

In 1992, Orcana Resources Ltd. commissioned a geological review and a conceptual study to estimate the costs of establishing surface plant capital and operating costs. Subsequently, a preliminary economic evaluation on the project was completed. Several mining and processing alternatives were investigated. It was suggested that a ramp accessed, conveyor-based production model using conventional flotation processing was the most economically attractive mining method. Diamond drilling of two holes for 5,150 feet later in 1992 confirmed the geological assessment of the mineralized zone.

Smith-Zulapa Property

Location. The property consists of 27 claims in Ranges 9 & 10, northeast Tiblemont Township, Quebec (see claims list attached). Access is by all weather gravel road from the town of Senneterre, 17 km to the north. This gravel road traverses the western quarter of the property.

Geology. The Smith-Zulapa property is situated on the north side of the Tiblemont-Pascalis batholith, a multi phase intrusive consisting of dioritic, granodioritic, granitic and tonalitic phases.

The property is underlain by volcanic rocks varying from andesitic to rhyolitic in composition. The volcanic units strike west-northwest and dip from 40° to 70° north. Schistosity is parallel to strike. These are intruded by an east west ovoid granodioritic (gabbroic) stock and numerous dioritic dykes.

The granodiorite stock is oriented N 60° W and has a more mafic facies to the northeast and more felsic facies to the southwest.

The south part of the pluton is traversed by a N 60° W trending fault which has been traced for over 610 metres. This shear zone is intimately associated with the auriferous quartz veins in the Smith-Tiblemont gold zone.

The northeast part of the pluton has wide spread disseminated copper-nickel mineralization in the more mafic phase.

Economic Geology.

Smith Tiblemont Gold Zone - The Smith Tiblemont gold zone is situated in the south and southwest part of the granodiorite stock (possibly gabbroic) along a N 60° W trending shear zone . The zone was opened up by the sinking of a two compartment, 52 metre shaft with one level at the 45.7 metre depth consisting of 71.6 metres of drifting and 81 metres of galleries on vein number 1.

Numerous gold bearing quartz veins were intersected in diamond drilling and underground sampling over a strike length of 1524 metres to a tested depth of 91 metres. The quartz vein system consists of blue quartz with native gold and minor pyrite and chalcopyrite. A preliminary resource calculation by B.S. Karpoff (1972) indicated a probable and possible resource of 23,620 tonnes grading 8.84 g/t over a 1.37 metre width on a 122 metre length of the number 1 vein to a depth of 45.7 metres. Drill holes below this blocked out ore shoot have shown the gold mineralization continues to at least the 91 metre level with the following being some of the values intersected;

Hole Number	Depth (metres)	Grade (g/t)	Width (metres)
59-5	53 m	28.8	1.16 m
59-15	52 m	8.2	5.18 m
59-21	100 m	11.7	2.89 m

Other gold bearing veins parallel number 1 vein such as number 2 vein which has values up to 68 g/t over 0.3 metres and 5.2 g/t over 2.1 metres. Numerous other values which haven't as yet been related to any particular structure were also intersected. Gold values in these intersections range from 3.5 to 11.3 g/t.

In January 1993, Consolidated Oasis Resources Inc. covered the entire property with a magnetic survey and an IP survey.

In 1998, Consolidated Oasis Resources Inc. drilled 12 holes in the area of the Smith shaft. Their drilling encountered erratic gold values up to 14.04 g/t (hole TC-14) over 1 metre.

Zulapa Copper-Nickel Zone - The Zulapa Zone is located within a chlorite-actinolite schist and diorite northeast and adjacent of the granodiorite stock. The zone consist of massive and disseminated sulphides, the massive mineralization being associated with the schists and diorite, and the disseminated mineralization being within the granodiorite, the combined width being approximately 61 metres. The sulphides consist of pyrite, chalcopyrite, pyrrhotite and pentlandite. Within the granodiorite, the sulphides range from 5 to 15% while within the schist, up to 50%. Copper values range from 0.12% to 1.01% and nickel from 0.14% to 1.37% in widths up to 12 metres. Cobalt, platinum, palladium, rhodium, gold and silver have been indicated as present although not systematically assayed for (Falconbridge Mines Laboratories, 1964).

The following tonnages have been calculated:

Cut off	Tonnes	Cu %	Ni %
.5% Ni	713773	0.51	0.76
.2% Ni	3869907	0.39	0.38

(Source: Consolidated Oasis Report)

The zone is at least 300 metres long and is open to depth below the 400 metre level.

Additional Early Stage Exploration Properties

In addition to the properties described above, Globex owns numerous other early stage exploration properties (up to 75 claim groups in the Wemindji property) all of which are referenced in the "Exploration Properties in Canada & USA" table at the beginning of this section. Globex has varying degrees of information on these properties. These properties are in the early stages of exploration and any future potential production from these properties is highly speculative at this point in time.

2. OTHER ASPECTS OF THE BUSINESS

Globex is subject to risk factors which are beyond its control including the following:

Immediate Need For Cash

Continued frugal management is essential to the Company's survival, because of the prevailing negative mining and exploration financing markets, although gold prices have improved somewhat. The Company is currently utilizing government grants, continuing to seek government assistance and actively searching for additional financing to ensure ongoing exploration activities.

Operating Losses, Negative Cash Flow from Mining Activities and Financing Risks

Historically, because the Company is an exploration company, Globex has generated an operating loss and has never generated cash flow from mining operations. As a result, the Company has relied on the issuance of equity securities and funding from other sources to satisfy cash requirements. Additional financing will be required for certain ongoing Globex projects and to ensure sufficient working capital in the future. There can be no assurance of obtaining funds from other sources in the future.

Fluctuations in the Market Price of Gold, Magnesium, Talc and Base Metal

The profitability of gold, magnesium, talc and base metal mining operations and thus the value of the mineral properties of Globex is directly related to the market price of the various minerals. The market prices of gold, magnesium, talc and base metals fluctuates widely and are affected by numerous factors beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, demand, global or regional political, economic or banking conditions, and a number of other factors. As the market prices of gold and base metals have declined dramatically, the value of the mineral properties of Globex have also decreased and Globex might not be able to recover its investment in those interests or properties. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

Exploration Risks

Mineral exploration is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The economic feasibility of any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour productivity, royalty burdens and other factors. As a result, it is possible that the actual operating cash costs and economic returns of Globex's properties may differ materially from the costs and returns estimated initially.

Development and Operating Risks

The operations of Globex are also subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include: under capitalization, insufficient ore reserves; fluctuations in production costs that may make mining of reserves not economical; significant environmental and other regulatory restrictions; labour disputes; unanticipated variations in grade and other geological problems; water conditions; surface or underground conditions; metallurgical and other processing problems; mechanical and equipment performance problems; failure of pit walls or dams; force majeure events, including natural disasters; and the risk of injury to persons, property or the environment, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond any company's control, such as falling metal prices which could cause reclassification of reserves to a mineral deposit. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty.

If current prices continue or if there are declines in the market prices of gold, magnesium, talc, base metals or other precious metals, reserves or mineralization may be rendered uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves. Considering the sustained low prices for gold and base metals and possible future fluctuations in the price of metals, some reserves will most likely have to be reevaluated from reserves to mineral deposit.

Competition

Globex competes with major mining companies and other natural resource companies in the acquisition, exploration, financing and development of new properties and projects. Many of these companies are more experienced, larger and better capitalized than Globex. The competitive position of Globex depends upon its ability to obtain sufficient funding and to explore, acquire and develop new and existing mineral resource properties or projects in a successful and economic manner. Some of the factors which allow producers to remain competitive in the market over the long term are the quality and size of the ore body, cost of production and operation generally, and proximity to market. Globex also competes with other mining companies for skilled geologists and other technical personnel.

Regulation

Globex's activities are subject to various federal, provincial, state and local laws and regulations governing prospecting, development, production, labour standards, occupational health, mine safety, control of toxic substances, other matters involving environmental protection, and taxation. The environmental protection laws address, among other things, the maintenance of air and water quality standards, the preservation of threatened and endangered species of wildlife and vegetation, the preservation of certain archaeological sites, reclamation, and limitations on the generation, transportation, storage and disposal of solid and hazardous wastes. There can be no assurances that all the required permits and governmental approvals can be obtained on a timely basis and maintained as required. Globex believes that the properties and operations in which it retains interests are currently for the most part in material compliance with applicable laws and regulations.

Foreign Operations

Globex conducts operations on numerous mineral properties in both Canada and the United States. Globex's activities in the United States are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, foreign taxation, and other risks that could cause exploration or development difficulties or stoppages or restrict the movement of funds. Globex's operations could also be adversely impacted by laws and policies of the United States and Canada affecting foreign trade, investment and taxation. These factors may result in foreign currency exchange gains and losses due to the fluctuation in the relative values of the currencies involved. Globex does not currently own any mineral properties outside of Canada and the United States, although Globex may acquire other foreign properties in the future.

Dependence on Key Personnel

Globex is dependent on the services of certain key officers and employees, including Globex's President, Jack Stoch. Globex does not have an employment agreement with Mr. Stoch and does not carry key man life insurance on him.

Competition in the mining exploration industry for qualified individuals is intense and the loss of any key officer or employee if not replaced could have a material adverse effect on the business and operations of Globex.

No Operating History

Globex is an exploration company and currently owns no mineral property that has reached the production stage. There are no revenues from the sale of metals and no operating history upon which to base estimates of future cash operating costs and capital requirements.

Regulatory Compliance, Permitting Risks and Environmental Liability

Exploration, development and mining activities are subject to extensive Canadian and U.S. federal, state and local laws and regulations governing exploration, development, production, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural preservation, mine safety and occupational health, toxic substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing a mine and other facilities in compliance with such laws and regulations is significant. The costs and delays associated with compliance with such laws and regulations could become such that Globex would not proceed with the development or operation of a mine.

Mining in particular (and the ownership or operation of properties upon which historic mining activities have taken place) is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to Globex (or to other companies within the mineral industry) at a reasonable price. To the extent that Globex becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to Globex and could have a material adverse effect on Globex. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

In the context of environmental permitting, including the approval of reclamation plans, Globex must comply with standards, laws and regulations that may entail greater or fewer costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that Globex would not proceed with the development of a project or the operation or further development of a mine. Globex has made, and expects if required, to make significant future expenditures to comply with permitting obligations and environmental laws and regulations although no such requirements currently exist.

Lack of Production Experience

Globex principal mining-related activities to date have consisted of acquiring, exploring, and developing mineral properties. The Company has never been involved in operating mineral producing properties or producing or extracting minerals. The expertise required for operation and extraction of minerals is different from the expertise required for acquisition, exploration, and development. There can be no assurance that Globex will ever be successful in operating mines and producing minerals.

Volatility of Stock Price and Limited Liquidity

Globex Common Stock is listed on the Toronto Stock Exchange. Globex Common Stock has experienced significant volatility in price and limited trading volume over the last several years. See "Market for Securities". There can be no assurance of adequate liquidity in the future for Globex Common Stock.

Title to Properties

The validity of unpatented mining claims, which constitute a significant portion of the property holdings of Globex, is often uncertain, and such validity is often subject to contest. Unpatented mining claims are unique property interests in the United States and Canada and are generally considered subject to greater title risk than patented mining claims or real property interests that are owned in fee simple. The validity of unpatented mining claim in the United States, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory and case law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. Globex has not filed patent applications for many of its properties that are located on federal public lands in the United States, and, under proposed legislation to revise the General Mining Law, patents may be difficult to obtain in the United States. Although Globex has attempted to acquire satisfactory title to its properties consisting of unpatented mining claims in the United States, Globex does not generally obtain title opinions until financing is sought to develop a property, with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective.

IV SELECTED CONSOLIDATED FINANCIAL INFORMATION

FOR EACH OF THE LAST THREE FISCAL YEARS

IN DOLLARS	2001	2000	1999
Total income	48,320	61,946	124,378
Net loss	(230,704)	(398,610)	(313,732)
Loss per share	-0.018	-0.034	-0.027
Fully diluted loss per share	-0.016	-0.032	-0.025
Total assets	2,421,490	2,283,561	2,425,528
Long term debt	NIL	NIL	NIL
Cash dividend per share	NIL-	NIL	NIL

Globex does not pay dividends as the Company does not yet generate a profit. All cash is used to fund exploration and acquisitions.

V MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL POSITION

The following discussion of consolidated results of operations and financial condition should be read in conjunction with historical financial consolidated statements and notes thereto incorporated in this document by reference. Factors that could cause actual results to differ materially from year to year include, among others, general economic conditions, the results of equity and debt financing efforts, fluctuations in the price of metals, unanticipated geological or metallurgical problems, delays in exploration or development activities, personnel problems and other risk factors detailed in "Other Aspects of the Business".

All dollar references in this section refer to CANADIAN dollars unless otherwise specified.

INTRODUCTION

Globex does not own any mineral properties that are in the production stage and thus does not have any revenue from the sale of minerals. Exploration companies generally operate at a loss and so depend on external financing to survive. To date, Globex's only sources of funds have been (i) the receipt of payments from joint venture partners and other mining companies that hold options to earn interests in certain mineral properties owned by Globex (ii) gain on sale of marketable securities (iii) interest income (iv) equity financing and (v) government grants. Consequently, Globex has limited financial resources, and is particularly vulnerable to general impacts of the mining industry such as fluctuations in the price of metals, as well as other market risks. Globex may withstand the unfavourable conditions of the markets, despite the current negative environment in the mineral exploration industry.

CONSOLIDATED RESULTS OF OPERATIONS

Fiscal 2001 Compared to Fiscal 2000. For the fiscal year ended December 31, 2001 ("fiscal 2001"), Globex recorded a net loss of ($230,704), a decrease of $167,906 over the net loss of ($398,610) for the fiscal year ended December 31, 2000 ("fiscal 2000").

The loss in fiscal 2001 resulted from the normal costs associated with running an exploration company. Exploration companies do not make profits until a discovery is brought to production.

Total income in fiscal 2001 decreased 22% from $61,946 in fiscal 2000 to $48,320.

Interest income decreased 45% from $23,292 in fiscal 2000 to $12,770 in fiscal 2001 due primarily to diminishing funds on deposit. Income from option payments in fiscal 2001 remained at nil. Other revenue in 2001 was $35,550, a decrease of 8% over 2000 $38,654.

Total consolidated operating costs before taxes in fiscal 2001 decreased 33% to $303,109 from $452,716 in fiscal 2000 primarily due to a decrease in write down of marketable securities by $97,981, professional services of $91,475 and exploration expenditures and abandoned claims written off of$8,203 offset by unfavourable variances in office and general of $20,492 and outside services of $27,816.

General and administrative expenses of $249,817 for fiscal 2001 decreased by 15% from $294,786 for fiscal 2000. 2001 professional services are down $91,475 or 81% over 2000 offset somewhat by outside services which increased $27,816, that is 39%. Telephone costs are down 37% to $6,278 in 2001from $9,993 in 2000. Capital tax increased from $6,276 in 2000 to $8,920 in 2001or 42%. The office and general expenses for fiscal 2001 at $88,110 are 30% higher than 2000 at $67,618.

Interest expense continues at nil in fiscal year 2001.

Amortization increased to $8,649 in fiscal 2001 from $7,103 in fiscal 2000

LIQUIDITY AND CAPITAL RESOURCES

Historical. Globex's primary source of liquidity has been from the issuance of Globex Common Stock. In January 1988, Globex issued 1,000,000 shares at $0.50 raising $450,000 in net proceeds. In August 1995, a net amount of $2,200,000 was raised through a private placement of 1,100,000 shares of Globex Common Stock at a price of $2.00 per share. These funds were utilized for exploration and general corporate purposes. In December 1995, another private placement raised $300,000 for exploration. In July 1997 approximately $15,892,650 was raised primarily to finance the purchase of Gold Capital Corporation and perform work at the Tonkin Springs Project. In addition to sales of Globex Common Stock, Globex has raised capital through the exercise of options and warrants to purchase Globex Common Stock.

Globex has also funded its operations and exploration activities through the receipt of option payments from joint venture partners and other mining companies that hold options to earn interests in certain mineral properties owned by Globex. Government grants have provided a significant source of exploration funding over the last two fiscal years.

In fiscal 2001 and 2000, Globex had nil option income. In addition, Globex earned interest income in fiscal 2001 of $12,770 and $23,292 in 2000. In fiscal 2001, other income contributed $35,550 and $38,654 in 2000.

In recent years, Globex has been essentially free of significant debt. Not including accounts payable and accrued liabilities, Globex had no outstanding debt in 2001and 2000.

During fiscal 2001, liquidity needs were met from: (i) share capital $413,618 (ii) interest income of $12,770 and (iii) $35,550 in other income. Globex's operating activities employed approximately $269,941 of cash during fiscal 2001. $346,655 in provincial government grants furthered exploration of the Beauchastel and Lyndhurst properties.

At December 31, 2001, Globex had current assets of $467,697 compared to current liabilities of $260,783 for a current ratio of approximately 2 to 1. This compares to current assets of $486,776 and current liabilities of $281,683 at December 31, 2000, resulting in a ratio of approximately 2 to 1.

In fiscal 2000, other income of $38,654, interest income of $23,292 and t-bill withdrawals of $347,849 satisfied Globex's liquidity requirements. Operating activities utilized $323,113 in cash in fiscal 2000. $272,052 in provincial government grants contributed to exploration spending on Globex's Lyndhurst, La Motte and Preissac properties.

VI MARKET FOR SECURITIES

The common shares of Globex are listed on the Toronto Stock Exchange under the symbol GMX.

Globex has 13,161,786 common shares issued as of May 8, 2002.

The following table sets forth the sale prices per share and volume traded of Globex Common Stock on the TSX for each calendar quarter since January 2000. Globex's fiscal year ends on December 31 of each year.

Fiscal Year		Globex Common Stock Price per Share (In Canadian dollars)			
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002	Volume	767,872	278,235	N.A.	N.A.
(to April)	High	0.345	0.560	N.A.	N.A.
	Low	0.180	0.280	N.A.	N.A.
2001	Volume	241,600	938,417	306,390	170,306
	High	0.300	0.510	0.380	0.300
	Low	0.160	0.250	0.200	0.180
2000	Volume	522,191	82,832	481,478	395,510
	High	0.900	0.550	0.400	0.400
	Low	0.090	0.210	0.240	0.130

VII DIRECTORS AND OFFICERS

The list of directors of Globex, remuneration of directors and senior officers of the Company and their respective holdings in Globex are presented in the Management Information Circular dated April 15, 2002 under the headings "Election of Directors" and "Remuneration of Directors and Officers" on pages 2, 3 and 4.

Directors' Names and Municipality of Residence	Principal Occupation and Office Held	Director since	Number of common shares beneficially owned or over which control or direction was exercised as of April1, 2002
JACK STOCH Rouyn-Noranda, Quebec	President of the Company	1983	2024486
DIANNE STOCH Rouyn-Noranda, Quebec	Private Consultant, Secretary-treasurer	1985	555147
CHRIS BRYAN Whitby, Ontario	Mining Analyst (retired)	1983	25000
JOEL SCHNEYER Parker, Colorado	President Mercantile Resources Finance Inc. (advisor - mining Sector)	1997	Nil
IAN ATKINSON The Woodlands, Texas	President Atikwa Minerals Ltd.	1987	Nil

During the last five years, each of the foregoing individuals has held the principal occupation shown opposite his or her name with the exception of Ian Atkinson, who prior to January 2001 was Senior Vice-President, Operations & Explorations, Battle Mountain Gold Company.

As of May 8, 2002, all directors and senior officers as a group beneficially own directly or indirectly or exercise control or direction over 19.8% of the common shares of the Company. Jack Stoch is indirectly the principal shareholder of the Company exercising control or direction over 15.4% of the common shares of the Company on May 8, 2002.

Each of the directors holds office until the annual general meeting to be held on May 31,2002 and until a successor is duly elected or appointed, unless the office is vacated earlier in accordance with the by-laws of the Company.

The Board of Directors of the Company consists of five directors and does not have any committees. Given the state of the Company's development, the Board of Directors has not addressed the issue of corporate governance and is of the view that disclosure of the Company's corporate governance practices is not relevant or of benefit to the Shareholders.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As previously disclosed by the Company, during the fiscal year ended December 31, 2001, the Company acquired a 100% interest in the Ramp Property in Beatty township, Ontario from McWatters Mining Inc. ("McWatters"), through a series of property and net smelter return ("NSR") exchanges involving the Company, McWatters, Mr. Jack Stoch (the President and a director of the Company), and Géoconseils Jack Stoch Ltée ("GJSL"), a private company owned by Mr. Stoch. As consideration for the Ramp Property: (I) the Company transferred to McWatters its 100% interest in the Aumaque gold property in Bourlamaque township, Quebec; (ii) GJSL transferred to McWatters its 2% NSR in the "Audet-Stoch claims"; and (iii) Mr. Stoch transferred to McWatters his 100% interest in the Kiena West property, subject to a 1% NSR in favour of Mr. Stoch. The Company granted GJSL a 0.5% NSR and Mr. Stoch a 1% NSR with respect to the Ramp property as part of the transaction and agreed to repay Mr. Stoch for cash expenditures on the Kiena West property incurred principally within the six months prior to the transaction.

RELATED PARTY TRANSACTIONS

$91,200 for 2001 and $90,000 for 2000 was paid to Globex's officers, Jack Stoch and Dianne Stoch, for management and accounting services, office and storage space. See "Note 8 of the Annual Report, Related Party Transactions" and pages 3 and 4 of the "Management Information Circular".

VIII ADDITIONAL INFORMATION

(1) Globex shall provide to any person or company, upon request to the Corporate Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the Management Proxy Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate;

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other document referred to in **1** (a) (i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

(2) Additional information, including directors' and officers' remuneration and indebtedness to the Company, principal holders of the issuers' securities, options to purchase securities and interests of insiders in material transactions is contained in the management proxy Circular issued for the Company's Annual Meeting of Shareholders to be held on May 31, 2002. Additional financial information is provided in the comparative financial statements of the Company for 2000 and 2001. Copies of these documents are available upon request from the Corporate Secretary of the Company.

(3) Unless otherwise stated information contained herein is as at December 31, 2001.